SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of August, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons


This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

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All relevant boxes should be completed in block capital letters

1  Name of the Issuer                    2  State whether the notification relates to:

   RYANAIR PLC                              (i)    a transaction notified in accordance with Market Abuse Rules;

                                            (ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

                                            (iii) both (i) and (ii).

                                            (iii)


3  Name of person discharging managerial 4  State whether notification relates to a person connected with a person
   responsibilities/director                discharging managerial responsibilities/director named in 3 and identify the connected person

   Kyran McLaughlin, Director               N/A


5  Indicate whether the notification is  6  Description of shares (including class) debentures or derivatives or
   in respect of a holding of the person    financial instruments relating to shares
   referred to in 3 or 4 above or in
   respect of a non-beneficial interest

   Person referred to in 3                  ORDINARY SHARES


7  Name of registered shareholder(s)     8  State the nature of the transaction
   and, if more than one, number of
   shares held by each of them

   Kyran McLaughlin                         PURCHASE OF SHARES


9  Number of shares, debentures or       10 Percentage of issued class acquired (treasury shares of that class
   financial instruments relating to        should not be taken into account when calculating  percentage)
   shares acquired

   25,000                                   25,000/769,539,951= 0.0000325%


11 Number of shares, debentures or       12 Percentage of issued class disposed (treasury shares of that class
   financial instruments relating to        should not be taken into account when calculating  percentage)
   shares disposed

   N/A                                      N/A


13 Price per share or value of           14 Date and place of transaction
   transaction

   EUR7.37                                 ISE - 11/08/06


15 Total holding following notification 16 Date issuer informed of transaction and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

   50,000                                   11/08/06
   0.000065%



If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:


17 Date of grant                         18  Period during which or date on which it can
                                             be exercised
   N/A
                                             N/A


19 Total amount paid (if any) for grant  20  Description of shares or debentures involved
   of the option                             (class and number)

   N/A                                       N/A


21 Exercise price (if fixed at time of   22  Total number of shares or debentures over
   grant) or indication that the price       which options are held following
   is to be fixed at the time of             notification
   exercise
                                             N/A
   N/A


23 Any additional information            24  Name of contact and telephone number for
                                             queries

                                             JIM CALLAGHAN - 01 812 1236



Name and signature of duly designated officer of issuer responsible for making notification

_Jim Callaghan, Company Secretary__________________________________________________

Date of notification _______11/08/06____________________________


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 August, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director